Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$396,000.00	$12.15

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $797,165.73 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $12.15 is offset against the registration fee due for this offering and of which $797,153.58 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 740-I dated August 29, 2007 and

underlying supplement no. 100 dated December 12, 2006

Registration Statement no. 333-134553 Dated September 25, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$396,000

100% Principal Protected Monthly Return Notes Linked to a Seasonal Strategy on the S&P 500® Index

Summary Description

This 100% Principal Protected Monthly Return Notes Linked to a Seasonal Strategy on the S&P 500® Index (the “Notes”) give investors exposure to the monthly performance of the S&P 500® Index for eight predetermined months of each year – January, March, April, May, July, October, November and December. If the Final Strategy Return is positive, the investor will receive a single Payment at Maturity equal to the principal amount of the Notes plus an Additional Amount equal to the product of the principal amount of the Notes, the Final Strategy Return and the Participation Rate. If the Final Strategy Return is negative or zero, at maturity the investor will receive only the principal amount of the Notes. The Notes do not bear interest and are 100% principal protected if held to maturity.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$396,000
Pricing Date:	September 25, 2007
Settlement Date:	September 28, 2007
Maturity Date:	August 3, 2012††
Term:	4 years and 10 months
Index:	The S&P 500® Index
Principal Protection:	100%
Participation Rate:	110%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	At maturity you will receive a cash payment per $1,000 principal amount Note of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

The Additional Amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × the Final Strategy Return × the Participation Rate;

provided, however, that the Additional Amount will not be less than zero.

Final Strategy Return:	The simple sum of the Monthly Index Returns for the Index Observation Months over the term of the Notes.
Monthly Index Return:	The Monthly Index Return for each of the Index Observation Months during the term of the Notes will be calculated as follows:
Observation Month Closing Index Level – Preceding Month Closing Index Level Preceding Month Closing Index Level
Observation Month Closing Index Level:	With respect to any Index Observation Month, the Index closing level on the Monthly Observation Day of such month.
Preceding Month Closing Index Level:	With respect to any Index Observation Month, the Index closing level on the Monthly Observation Day of the immediately preceding month, whether or not that month is an Index Observation Month.
Index Observation Months:	The following months of each year: January, March, April, May, July, October, November and December, beginning October 2007 and ending July 2012, inclusively.
Monthly Observation Day:	As to any month, the last scheduled trading day of that month. Monthly Observation Days are subject to postponement in the event of certain Market Disruption Events. See “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 740-I.
Index Sponsor:	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., is responsible for calculating and maintaining the Index.
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof.
CUSIP:	52517P5J6
ISIN:	US52517P5J60

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a Market Disruption Event as described under “Market Disruption Event” under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 740-I.

Investing in the 100% Principal Protected Monthly Return Notes Linked to a Seasonal Strategy on the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 740-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 740-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees (2)(3)	Proceeds to Us
Per Note	$1,000.00	$25.00	$975.00
Total	$396,000.00	$9,900.00	$386,100.00

(1)

We offered the Notes to certain fiduciary accounts at variable prices of between $975.00 and $1,000 per Note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forgo all or a portion of its fees. Lehman Brothers Inc. offered the Notes to all other purchasers at a purchase price of $1,000 per Note.

(2)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3)	Lehman Brothers Inc. may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

September 25, 2007	MTNI410

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 740-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 740-I, underlying supplement no. 100, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 740-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 740-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 740-I dated August 29, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507191915/d424b2.htm

•	Underlying supplement no. 100 dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Diversification of Stocks Included in the S&P 500® Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “The S&P 500® Index” in the accompanying underlying supplement no. 100.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 5.5793%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $1,304.70 due at maturity.

•

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 740-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 740-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•

Your Investment in the Notes May Not Appreciate: The return on the Notes at maturity is linked to the performance of the Index and will depend on whether the Final Strategy Return is positive or negative (and, if positive, the extent to which it is positive). YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE FINAL STRATEGY RETURN IS ZERO OR NEGATIVE.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Investing in the Notes is Not Equivalent to Investing in the S&P 500® Index: You may receive a lower Payment at Maturity than you would have received if you had invested in the Index, any of the stocks included or contracts related to the Index. This will be true even if the level of the Index was above the Final Strategy Return at some time during the term of the Notes.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $25.00 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that are represented in the Index, but we are not affiliated with any of the other companies whose stock is represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their respective businesses, Lehman Brothers Holdings Inc. or its respective affiliates may from time to time express views on expected movements in the level of the Index or the prices of the stocks underlying the Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index or the stocks underlying the Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 740-I.

•

The Monthly Performance Feature of the Notes May Result in a Final Strategy Return That is Less Than the Return on a Similar Note Whose Return is Based on a Single Index Return: The Final Strategy Return will equal the simple sum of the Monthly Index Returns, each of which will reflect the performance of the Index between two relevant Monthly Observation Days. Had the Notes been structured with a payment at maturity based on a single initial Index closing level and a single final Index closing level, the return on the Notes would in all likelihood be different and, possibly, higher. The disparity, if any, could result from at least two characteristics of the monthly performance feature of the Notes. First, even if the Monthly Index Returns were computed for every month of the five-year term of the Notes (i.e., if every month were an Index Observation Month), the sum of such Monthly Index Returns would not necessarily be the arithmetic equivalent of a single Index return for the same five-year term. That sum could be higher, or it could be lower, than a single Index return, as the two examples below under “Effect of the Monthly Performance Feature on the Final Strategy Return” illustrate. Second, because the Final Strategy Return does not take into account the performance of the Index in every month of the five-year term of the Notes, low Monthly Index Returns in Index Observation Months (or in series of consecutive Index Observation Months) would not be balanced out by favorable Index performance in months for which Monthly Index Returns were not computed. As a result, by investing in the Notes, you may receive a lower Payment at Maturity than you would receive if you were to invest in an Index-linked note that was equivalent in all other respects to the Notes but had a payment at maturity based on a single Index return.

•

The Final Strategy Return Will Equal the Simple Sum of the Monthly Index Returns, Which Will Based on the Closing Levels of the Index on Relevant Monthly Observation Days. Consequently, You Will Not Benefit from, and Your Return on the Notes May Be Adversely Affected by, High Index Closing Levels on Days Other Than Certain Monthly Observation Days: Because the Final Strategy Return will equal the simple sum of the Monthly Index Returns, and the Monthly Index Return for each Index Observation Month will be based solely on the Index closing level on the Monthly Observation Day in that month and in the immediately preceding month, high Index closing levels at certain times during the term of the Notes, including the Maturity Date and certain months that are not Index Observation Months, will have no bearing on the Final Strategy Return. Additionally, your return will be adversely affected by a sudden or temporary increase in the Index closing level on the Monthly Observation Day in the month immediately preceding a series of consecutive Index Observation Months (or by a sudden or temporary increase in the Index closing level on the Monthly Observation Day in June) and may be adversely affected by a sudden or temporary increase in the Index closing level on the Monthly Observation Day in Index Observation Months other than the final Index Observation Month in a series of consecutive Index Observation Months. Similarly, your return will be adversely affected by a sudden or temporary decline in the Index closing level on the Monthly Observation Day in the final Index Observation Month in a series of consecutive Index Observation Months (or by a sudden or temporary decline in the Index closing level on the Monthly Observation Day in July).

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

Amounts Payable at Maturity

The Payment at Maturity of the Notes will be $1,000 plus the Additional Amount, if any. The Additional Amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × the Final Strategy Return × the Participation Rate;

provided, however, that the Additional Amount will not be less than zero.

The following examples illustrate the Payment at Maturity of the Notes on a hypothetical investment of $1,000 under various five-year scenarios. Each scenario reflects a Participation Rate of 110%. In all instances, if you hold the Notes until maturity, you will receive at least $1,000 per $1,000 principal amount Note.

Example 1: The sum of the Monthly Index Returns for the Index Observation Months is 25%. Because the sum of the Monthly Index Returns is positive, the Additional Amount is $275.00, and the Payment at Maturity is $1,275.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Participation Rate × 25%) = $1,275.00

Example 2: The sum of the Monthly Index Returns for the Index Observation Months is –10%. Because the sum of the Monthly Index Returns is negative, the Additional Amount is $0, and the Payment at Maturity is $1,000 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Participation Rate × 0%) = $1,000.00

Effect of the Monthly Performance Feature on the Final Strategy Return

The following examples illustrate the effect of the monthly performance feature on the Final Strategy Return under two different five-year scenarios. Each scenario reflects a Participation Rate of 110%. Both scenarios assume that the Notes are held to maturity.

Example 1: A hypothetical Monthly Index Return for each of the Index Observation Months is set forth in the table below:

Oct-07	-0.75%	Oct-08	-2.00%	Oct-09	1.00%	Oct-10	2.25%	Oct-11	4.00%
Nov-07	1.00%	Nov-08	2.25%	Nov-09	-1.50%	Nov-10	0.75%	Nov-11	2.25%
Dec-07	5.00%	Dec-08	0.75%	Dec-09	2.00%	Dec-10	-1.00%	Dec-11	2.25%
Jan-08	2.00%	Jan-09	5.00%	Jan-10	5.00%	Jan-11	1.50%	Jan-12	-0.75%
Mar-08	3.00%	Mar-09	1.50%	Mar-10	0.75%	Mar-11	2.00%	Mar-12	-1.00%
Apr-08	-0.75%	Apr-09	-2.00%	Apr-10	1.00%	Apr-11	2.25%	Apr-12	1.50%
May-08	1.00%	May-09	2.25%	May-10	-1.50%	May-11	0.75%	May-12	5.00%
Jul-08	4.00%	Jul-09	4.00%	Jul-10	4.00%	Jul-11	-1.00%	Jul-12	2.25%

	14.50%		11.75%		10.75%		7.50%		15.50%

Hypothetical beginning and ending levels of the Index:

Beginning: September 25, 2007: 1,517.21*

Ending: July 31, 2012: 2,091.98

This example compares the selective monthly performance structure to a non-monthly structure in a rising market. The Final Strategy Return, or the sum of the Monthly Index Returns for the Index Observation Months, would be 60% (as calculated below), and the Payment at Maturity per $1,000 principal amount Note would be $1,660 (as calculated below), equating to an annual rate of return of 11.1%:

Final Strategy Return =	(-0.75% +1% + 5% + 2% + 3% + -0.75% + 1% + 4%) + (-2% + 2.25% + 0.75% + 5% + 1.5% + -2% + 2.25% + 4%) + (1% + -1.5% + 2% + 5% + 0.75% + 1% + -1.5% + 4%) + (2.25% + 0.75% + -1% + 1.5% + 2% + 2.25% + 0.75% + -1%) + (4% + 2.25% + 2.25% + -0.75% + -1% + 1.5% + 5% + 2.25%) = 60%

Payment at Maturity =	$1,000 + ($1,000 × Participation Rate × 60%) = $1,660

This return calculation, involving a selective monthly performance structure, differs from a hypothetical Index return that is based on beginning and ending levels of the Index. In the non-monthly performance structure, the return would be 37.9% (as calculated below), and the Payment at Maturity per $1,000 principal amount Note would be $1,416.90 (as calculated below), equating to an annual rate of return of 7.5%:

            Index return = (2,091.98 – 1,517.21) / (1,517.21 = 37.9%

            Payment at Maturity = $1,000 + ($1,000 × Participation Rate × 37.9%) = $1,416.90

*	For purposes of this example, 1,517.21 reflects the closing level of the Index on September 25, 2007, the Pricing Date. However, the Preceding Month Closing Level for the Index Observation Month of October 2007 will be the actual closing level of the Index on September 28, 2007.

Example 2: A hypothetical Monthly Index Return for each of the Index Observation Months is set forth in the table below:

Oct-07	-3.00%	Oct-08	1.00%	Oct-09	5.00%	Oct-10	4.00%	Oct-11	0.00%
Nov-07	-2.50%	Nov-08	1.50%	Nov-09	5.50%	Nov-10	3.50%	Nov-11	-0.50%
Dec-07	-2.00%	Dec-08	-2.00%	Dec-09	-6.00%	Dec-10	-3.00%	Dec-11	-1.00%
Jan-08	-1.50%	Jan-09	-2.50%	Jan-10	-6.50%	Jan-11	2.50%	Jan-12	-1.50%
Mar-08	-1.00%	Mar-09	3.00%	Mar-10	6.00%	Mar-11	2.00%	Mar-12	-2.00%
Apr-08	-0.50%	Apr-09	3.50%	Apr-10	5.50%	Apr-11	1.50%	Apr-12	-2.50%
May-08	0.00%	May-09	-4.00%	May-10	5.00%	May-11	1.00%	May-12	-3.00%
Jul-08	0.50%	Jul-09	-4.50%	Jul-10	4.50%	Jul-11	0.50%	Jul-12	-3.50%

	-10.00%		-4.00%		19.00%		12.00%		-14.00%

Hypothetical beginning and ending levels of Index:

Beginning: September 25, 2007: 1,517.21*

Ending: July 31, 2012: 2,091.98

This is an example of a volatile market where the Index fluctuates between negative and positive Monthly Index Returns and ultimately yields a low Final Strategy Return upon maturity. The Final Strategy Return, or the sum of the Monthly Index Returns for the Index Observation Months, would be 3% (as calculated below), and the Payment at Maturity per $1,000 principal amount Note would be $1,033.00 (as calculated) below, equating to an annual rate of return of 0.7%:

Final Strategy Return =	(-3% + -2.5% + -2% + -1.5% + -1% + -0.5% + 0% + 0.5%) + (1% + 1.5% + -2% + -2.5% + 3% + 3.5% + -4% + -4.5%) + (5% + 5.5% + -6% + -6.5% + 6% + 5.5% + 5% + 4.5%) + (4% + 3.5% + -3% + 2.5% + 2% + 1.5% + 1% + 0.5%) + (0% + -0.5% + -1% + -1.5% + -2% + -2.5% + -3% + -3.5%) = 3.0%

Payment at Maturity =	$1,000 + ($1,000 × Participation Rate × 3%) = $1,033.00

This return calculation, involving a selective monthly performance structure, differs from a hypothetical Index return that is based on beginning and ending levels of the Index. In the non-monthly performance structure, the return would be 37.9% (as calculated below), and the Payment at Maturity per $1,000 principal amount Note would be $1,416.90 (as calculated below), equating to an annual rate of return of 7.5%:

            Index return = (2,091.98 – 1,517.21) / (1,517.21) = 37.9%

            Payment at Maturity = $1,000 + ($1,000 × Participation Rate × 37.9%) = $1,416.90

*	For purposes of this example, 1,517.21 reflects the closing level of the Index on September 25, 2007, the Pricing Date. However, the Preceding Month Closing Level for the Index Observation Month of October 2007 will be the actual closing level of the Index on September 28, 2007.

Historical Information

We obtained the Index closing level and graph below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Monthly Observation Days. We cannot give you any assurance that the performance of the Index will result in any amount in excess of the principal amount.

The following graph sets forth the daily historical performance of the Index from September 25, 2002 through September 25, 2007. The closing level of the Index on September 25, 2007 was 1,517.21.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.